Exhibit (a)(1)

ASPEN INSURANCE HOLDINGS BOARD OF DIRECTORS UNANIMOUSLY REJECTS

UNSOLICITED EXCHANGE OFFER FROM ENDURANCE

Urges Shareholders Not to Exchange Their Shares

Recommends Shareholders Reject Coercive Endurance Tactics

to Force Through Ill-Conceived Offer That Significantly Undervalues the Company

Issues Investor Presentation Detailing Standalone Strategy for Superior Value Creation

Hamilton, Bermuda – June 17, 2014 – Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today that the Company’s Board of Directors, after careful consideration and discussions with its financial and legal advisors, unanimously agreed to reject the unsolicited exchange offer from Endurance Specialty Holdings Ltd. (“Endurance”) (NYSE:ENH) to acquire all of the outstanding shares of Aspen for a combination of common stock and cash (“the Offer”). The Board determined the Offer is not in the best interests of Aspen or its shareholders and recommends that Aspen shareholders reject the Offer and not tender their shares to Endurance. The Board noted that the value offered by Endurance is unchanged from the unsolicited proposal Endurance made on June 2, 2014, which Aspen’s Board thoroughly considered and rejected.

Aspen today issued an investor presentation detailing the Company’s strong standalone growth strategy, clear path for continued improvement in return on equity, and the inadequacy of Endurance’s offer. The presentation is available on the investor relations page of Aspen’s website at: http://www.aspen.co/Investors-Media/Investor-Relations/Presentations/.

Glyn Jones, Chairman of the Board of Directors, said, “The Aspen Board of Directors is unanimous in its belief that the Endurance offer significantly undervalues Aspen and fails to reflect the value of our business and strong future prospects. We are highly confident that Aspen can achieve more value for its shareholders – and without the significant risks that are inherent in a merger with Endurance – by continuing to execute its strategic business plan.”

Mr. Jones added, “Beyond the offer’s significant undervaluation of our Company, we believe that there is a fundamental strategic mismatch between Aspen and Endurance and that a combination would create significant dis-synergies. Additionally, the 60% stock component of Endurance’s offer is highly unappealing given Endurance’s unattractive business mix, with an overreliance on the volatile, low-margin and challenged crop insurance business and a dependency on reserve releases to fuel earnings. We urge shareholders not to tender their shares into Endurance’s offer.”

The reasons for the Board’s recommendation are set forth in a Schedule 14D-9, which is being filed with the Securities and Exchange Commission (“SEC”) and disseminated to shareholders. Among the specific reasons cited in Aspen’s Schedule 14D-9 are the following:

1.	While Aspen’s business has strengthened, Endurance’s offer has become even less attractive

Aspen’s diluted book value per share at March 31, 2014 was $42.72, up 4.4% from December 31, 2013. Endurance’s “revised” offer is a step backwards, representing a lower premium over diluted book value per share than its initial offer. Moreover, Endurance touts a “headline price” that simply does not exist. Endurance has been publicly stating that it is offering “$49.50” per share. But the stock component of the Offer consideration is currently – and has since announcement of its offer on April 14 been – worth less than that headline price. Based on the proposed exchange ratio, as of June 13, 2014, the last practicable trading date before filing, the Endurance Common Stock offered (at an exchange ratio of 0.9197 shares of Endurance Common Stock per Aspen share), and which constitutes 60% of the total consideration offered for Aspen, had a value of only $47.48 per Aspen share.

2.	The Offer significantly undervalues Aspen

Endurance’s Offer significantly undervalues Aspen, and Aspen is confident that its strategic plan will deliver value to Aspen shareholders that is superior to the Offer. Aspen is successfully executing on its plan. In the first quarter of 2014, its annualized operating return on average equity was 14.8%. This was the highest quarterly ROE since Aspen began significant investments in the business. As a result, as Aspen stated on its earnings call on April 23, 2014, it believes that the Company is well positioned to achieve its 10% operating ROE objective in 2014, and would expect operating ROE in 2015 to increase over 2014 on the order of 100 basis points.1 Beyond 2015, it would expect to obtain additional continued benefits to its ROE from increasing operating leverage. Aspen has built a business that is poised to deliver growth across its diversified platform, with strength in its U.S. insurance business, a valuable Lloyd’s franchise and an industry-leading reinsurance business.

3.	Endurance Common Stock is an unattractive transaction currency

Endurance has historically underperformed, and there are a number of reasons why Aspen does not believe Endurance’s claims about its prospects and believes that Endurance’s stock is not an attractive currency, particularly in comparison to Aspen’s shares, including:

•	Endurance is over-reliant on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks.

•	Endurance’s results are heavily dependent upon reserve releases.

•	Endurance’s dependence on reserve releases also indicates a subpar underwriting performance. The insurance business underwriting performance has been especially lackluster compared to Aspen’s. Endurance’s insurance calendar-year loss ratios ex-reserve development and catastrophe losses were 30 points higher than Aspen’s in 2012, and 20 points higher in 2013.

4.	The combination of Aspen and Endurance would not be financially attractive to Aspen shareholders

There are a number of important reasons why the combination of Aspen and Endurance is not a financially attractive alternative for Aspen shareholders. In particular, Aspen believes Endurance’s estimate for dis-synergies dramatically understates the real-world impact of combining Aspen’s and Endurance’s businesses, and that the loss of business resulting from dis-synergies would cause significant financial harm to its shareholders. Aspen’s dis-synergies estimates are consistent with feedback received from clients, brokers and employees, and the Company expects that the business lost would be among the most valued and would not be easily replaced.

[1]	Guidance as at April 23, 2014. In 2014, ROE guidance assumes a pre-tax catastrophe load of $185 million, normal loss experience and given the current interest rate and insurance pricing environment. In 2015, ROE guidance assumes a pretax catastrophe load of $200 million, normal loss experience, Aspen’s expectations for rising interest rates, and a less favorable insurance pricing environment. See Safe Harbor disclosure below.

5.	The Offer fails to disclose material information with respect to Endurance’s financing

The terms and availability of Endurance’s financing remain unclear and continue to lack certainty. Endurance’s $1 billion bridge loan facility is temporary, maturing in less than one year, and the intended “take-out” financing is not committed. It appears that Endurance intends to replace the bridge loan by issuing a substantial amount of common equity, at an uncertain price expected to be at a discount to market.

6.	Endurance’s coercive legal tactics are an attempt to acquire Aspen at the lowest possible price and will result in significant time, expense and distraction to Aspen

The proposal to increase the size of Aspen’s board to 19 would create an unwieldy and untenable corporate governance structure and Endurance’s scheme of arrangement would be an unprecedented usurping of an independent board’s judgment in its attempt to acquire Aspen at a price that significantly undervalues Aspen.

7.	The Offer is replete with uncertainties and onerous conditions

Endurance’s completion of the Offer is subject to a litany of conditions that run for six pages of Endurance’s Offer filing, creating major uncertainty as to whether the Offer could be completed and, if completed, when and at what price.

8.	Aspen has received an inadequacy opinion from its financial advisor

Goldman Sachs rendered its oral opinion to the Aspen board, subsequently confirmed in writing, that as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than Endurance or its affiliates) of Aspen shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 13, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to Aspen’s Schedule 14D-9 filing. Goldman Sachs provided its opinions for the information and assistance of the Aspen board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Aspen shares should tender such shares in connection with the Offer or any other matter.

Aspen Urges Shareholders To Reject Coercive Endurance Proxy Tactics

Aspen also announced today that it has filed a preliminary revocation solicitation statement with the SEC in connection with Endurance’s plan to seek support from Aspen shareholders to: (1) requisition the Aspen board to convene a special meeting of shareholders, at which meeting Aspen shareholders would vote on a proposal to increase the size of Aspen’s board and (2) support Endurance petitioning the Supreme Court of Bermuda to request that the Court order a shareholder meeting, at which Aspen shareholders would vote on a proposal to approve a scheme of arrangement.

Commenting on Endurance’s coercive tactics, Mr. Jones commented, “Both Endurance proposals are part and parcel of its desperate attempts to force through an inadequate offer for Aspen. We strongly urge shareholders not to support Endurance’s pursuit of an involuntary scheme of arrangement. If it proceeds, this convoluted legal maneuver could result in a ‘take-it or leave-it’ shareholder vote on a transaction under the terms currently proposed by Endurance. In addition, Endurance’s attempt to expand the Board, if successful, would result in an unwieldy and highly anomalous 19-member board ill-suited to protect the interests of Aspen shareholders. Our Board strongly believes that the continued execution of our strategic plan will generate significantly greater long-term value than Endurance’s offer.”

Copies of the Schedule 14D-9 and preliminary revocation solicitation statement are available on the SEC’s website at www.sec.gov and on the Company’s website at: http://www.aspen.co/Investors-Media/Investor-Relations/SEC-Filings/ under the “All Other Filings” tab. Shareholders may also request additional copies of the Schedule 14D-9 by contacting the Company’s information agent, Innisfree M&A Incorporated, toll-free at (877) 717-3930.

Goldman, Sachs & Co. is acting as financial advisor and Wachtell, Lipton, Rosen & Katz and Willkie Farr & Gallagher LLP are acting as legal advisors to Aspen.

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Bermuda, France, Germany, Ireland, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2013, Aspen reported $10.2 billion in total assets, $4.7 billion in gross reserves, $3.3 billion in shareholders’ equity and $2.6 billion in gross written premiums. Its operating subsidiaries have been assigned a rating of “A” (“Strong”) by Standard & Poor’s, an “A” (“Excellent”) by A.M. Best and an “A2” (“Good”) by Moody’s.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995

This press release contains written, and Aspen may make related oral, “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “guidance,” “outlook,” “trends,” “future,” “could,” “target,” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements.

Forward-looking statements do not reflect the potential impact of any future collaboration, acquisition, merger, disposition, joint venture or investments that Aspen may enter into or make, and the risks, uncertainties and other factors relating to such statements might also relate to the counterparty in any such transaction if entered into or made by Aspen.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aspen believes these factors include, but are not limited to: our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry; increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effect of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgements on insurers’ liability to various risks; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the total industry losses, or our share of total industry losses, resulting from past events and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than natural catastrophes or by an unexpected accumulation of attritional losses; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; changes in the availability, cost or quality of reinsurance or retrocessional coverage; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our ability to execute our business plan to enter new markets, introduce new products and develop new distribution channels, including their integration into our existing operations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; the persistence of heightened financial risks, including excess sovereign debt, the banking system and the Eurozone debt crisis; changes in our ability to exercise capital management initiatives (including our share repurchase program) or to arrange banking facilities as a result of prevailing market changes or changes in our financial position; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom; loss of one or more of our senior underwriters or key personnel; our reliance on information and technology and third party service providers for our operations and systems; and increased counterparty risk due to the credit impairment of financial institutions. For a more detailed description of these uncertainties and other factors, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on February 20, 2014 and in Aspen’s Quarterly Report on Form 10-Q as filed with the U.S. Securities and Exchange Commission on May 1, 2014. Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

The guidance in this press release relating to 10% Operating ROE in 2014 and with a further 100 basis point increase over 2014 in 2015 was and is made as at April 23, 2014. Such guidance assumes for 2014 a pre-tax catastrophe load of $185 million per annum, normal loss experience and given the current interest rate and insurance pricing environment and for 2015 a pre-tax catastrophe load of $200 million, normal loss experience, our expectations for rising interest rates, and a less favorable insurance pricing environment. Aspen has identified and described in the presentation dated May 2014, in the investor relations section of its website actions and additional underlying assumptions in each of its three operating return on equity levers – optimization of the business portfolio (including particular lines of business), capital efficiency and enhancing investment returns – to seek to achieve the targeted operating ROE in 2014 and 2015. These forward looking statements are subject to the assumptions, risks and uncertainties, as discussed above and in the following slides, which could cause actual results to differ materially from these statements.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to the losses and the preliminary nature of the information used to prepare these estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication is for informational purposes only and is not a substitute for any relevant documents that Aspen may file with the U.S. Securities and Exchange Commission (“SEC”).

Endurance Specialty Holdings Ltd. has commenced an exchange offer for the outstanding shares of Aspen (together with associated preferred share purchase rights). Aspen has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

INVESTORS AND SECURITY HOLDERS OF ASPEN ARE URGED TO READ THIS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Aspen through the web site maintained by the SEC at http://www.sec.gov. These documents will also be available on Aspen’s website at http://www.aspen.co.

Certain Information Regarding Participants

Aspen and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Aspen’s directors and executive officers in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 20, 2014, and its proxy statement for the 2014 Annual Meeting, which was filed with the SEC on March 12, 2014. These documents can be obtained free of charge from the sources indicated above.

For further information:

Please visit www.aspen.co or contact:

Investors

Kerry Calaiaro, Senior Vice President, Investor Relations, Aspen

Kerry.Calaiaro@aspen.co

+1 (646) 502 1076

Kathleen de Guzman, Vice President, Investor Relations, Aspen

kathleen.deguzman@aspen.co

+1 (646) 289 4912

Innisfree M&A Incorporated

Arthur Crozier/Jennifer Shotwell/Larry Miller

+1 (212) 750 5833

Media

Steve Colton, Head of Communications, Aspen

Steve.Colton@aspen.co

+44 20 7184 8337

North America – Sard Verbinnen & Co

Paul Scarpetta or Jamie Tully

+1 (212) 687 8080

International – Citigate Dewe Rogerson

Patrick Donovan or Caroline Merrell

patrick.donovan@citigatedr.co.uk

caroline.merrell@citigatedr.co.uk

+44 20 7638 9571